SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         Electronic Clearing House Inc.
         --------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    285562500
         --------------------------------------------------------------
                                 (CUSIP Number)

                                   Jay L. Hack
                     Todtman, Nachamie, Spizz & Johns, P.C.
                                 425 Park Avenue
                            New York, New York 10022
                                  212-754-9400
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 2003
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285562500

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1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)

     Melvin Laufer
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [ ]
     (b) [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS:

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                                     7    SOLE VOTING POWER:          297,985
NUMBER OF
SHARES                               -------------------------------------------
BENEFICIALLY                         8    SHARED VOTING POWER
OWNED BY
EACH                                 -------------------------------------------
REPORTING                            9    SOLE DISPOSITIVE POWER:     297,985
PERSON
WITH                                 -------------------------------------------
                                     10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    297,985

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:

     IN
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

Item 1.  Security and Issuer

Common Stock, par value $.01 per share of Electronic Clearing House, Inc.


Item 2.  Identity and Background

Name: Melvin Laufer

Address: 136 Beach 140th Street, Far Rockaway, NY 11694

Occupation etc.: The reporting person is the President of R.L. Plastics, Inc., a converter, manufacturer and importer of plastic products. The address of R.L. Plastics, Inc. is 998 East 35th Street, Brooklyn, New York 11210.

Mr. Laufer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Laufer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Laufer is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

The shares were purchased by Mr. Laufer out of his personal funds available to him for investment. The aggregate purchase price paid by Mr. Laufer for all shares of the Issuer purchased by him is approximately $1,157,749.05.


Item 4.  Purpose of Transactions

Mr. Laufer acquired beneficial ownership for the purpose of investment.

(a) Mr. Laufer intends to continuously review his investment, and may, in the future, determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, and (ii) dispose of all or a portion of the securities of the Issuer owned by him.

(b)-(j) Mr. Laufer has no current intention to instigate, propose or seek any plan or transaction which would relate to or result in: (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors of the issuer or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or

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

dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; or (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

However, Mr. Laufer reserves the right to re-evaluate his plans and change his intentions with respect to any of these matters at any time. He also reserves the right to take other actions to influence the management of the Issuer should he deem such actions appropriate.


Item 5.  Interest in Securities of the Issuer

At July 7, 2003, the aggregate number of shares beneficially owned by Mr. Laufer was 297,985 shares. Mr. Laufer possesses sole voting and sole dispositive power as to all of those shares. The following table shows all purchases of the Issuer's stock by Mr. Laufer since January 1, 2003. All transactions were completed through brokers on the open market, at prices varying from $1.76 to $4.15 per share.

                           Number of
                            shares
Date                       purchased
----                       ---------
1/2/03                       2,000
1/6/03                       1,072
1/7/03                       1,000
1/8/03                         200
1/10/03                        200
1/14/03                        500
1/15/03                        400
1/17/03                      1,600
1/21/03                      4,000
1/23/03                      3,100
1/24/03                        500
1/27/03                      3,000
1/29/03                        100
1/30/03                        100
1/31/03                      4,000
2/7/03                         200
3/7/03                         200
3/17/03                        200
3/25/03                        200
3/26/03                        200
3/27/03                        200
3/28/03                        200


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

                           Number of
                            shares
Date                       purchased
----                       ---------
3/31/03                        500
4/1/03                         300
4/8/03                         200
4/14/03                        200
4/16/03                        200
4/28/03                        200
4/30/03                        200
5/8/03                         200
5/13/03                        200
5/16/03                        200
5/20/03                        200
5/21/03                        200
5/23/03                        200
6/12/03                        200
6/13/03                        200
6/16/03                        200
6/19/03                        200
6/20/03                        200
6/25/03                        400
6/27/03                        400
6/30/03                        250
7/1/03                       3,600
7/2/03                          76

Prior to January 1, 2003, there were various purchases made, always in open market transactions through brokers. The first shares were purchased in October 1994. Mr. Laufer has never sold any shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.


Item 7.  Material to be Filed as Exhibits

None.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2003


                                       /s/ MELVIN LAUFER
                                       -----------------
                                       Melvin Laufer


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